

For Immediate Release – Calgary, Alberta
TSX, NYSE: BXE

BELLATRIX ANNOUNCES STRATEGIC $118 MILLION ACQUISITION AND INCREASED PRODUCTION GUIDANCE

CALGARY, ALBERTA (December 1, 2014) – Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE: BXE) is pleased to announce it has completed the acquisition of complementary assets within its core Alder Flats area of west central Alberta (greater Ferrier region) from a senior oil and gas producer for total cash consideration of approximately $118 million. The strategic tuck-in acquisition adds approximately 2,200 boe/d of currently unrestricted production (80% natural gas, 20% liquids), and largely represents the consolidation of working interest ownership from existing wellbores and Mannville formation rights. The transaction has an effective date of November 1, 2014.

The transaction enhances forecast cash flow per share, production per share, reserves per share, and the Company's 2014 exit and 2015 production guidance. The acquisition is consistent with Bellatrix's strategy to consolidate working interest ownership and acquire operatorship within the core Ferrier area at attractive metrics. Additionally, the transaction provides immediate low risk, high working interest drilling opportunities in the Notikewin and Falher B members, with additional identified upside potential in the highly prospective Falher A and Wilrich members of the Spirit River formation.

Strategic consolidation in existing joint interest lands

The transaction involves the acquisition of Mannville rights and current production from approximately 10 gross (5.7 net) sections of land at Alder Flats, representing largely joint interest lands where Bellatrix currently maintains existing working interest rights. The acquired acreage is highly contiguous with Bellatrix existing acreage, and includes operatorship over the majority of the acquired sections. Furthermore, the acquired acreage directly offsets Bellatrix operated lands, which include its most successful and prolific Mannville horizontal wells to date. This includes the Bellatrix 13-23 upper Mannville liquids rich natural gas well, which has produced an estimated 5.0 Bcf of natural gas with 166,000 barrels of liquids during its first year on-stream.

The transaction increases Bellatrix's net working interest within the Mannville formation by 57.3% (to approximately 96.9% from 39.6% previously) over the ten gross sections. This strategic consolidation involves no material incremental operating cost impact to the Company given the increased working interest volumes and consolidated formation rights.

Bellatrix's highly skilled technical team has identified 19 (9.5 net) low risk development drilling locations on the acquired lands within both the Notikewin and Falher B members of the Spirit River formation. Additionally, the Company has identified potential upside of approximately 16 (10.75 net) locations in the highly prospective Falher A and Wilrich members on the acquired lands, also within the Spirit River formation.

Transaction details and summary of acquisition metrics

Estimated November net production from the acquired assets is approximately 2,200 boe/d (80% natural gas, 20% liquids). Details of the transaction include:

Total net cash acquisition price	$118 million
Estimated production (November 2014)	2,200 boe/d (80% natural gas, 20% liquids)
Forecast capital expenditures (Q4/14-Q4/15)	$16 million
Forecast production (2015 full year average)[1]	4,500 boe/d (80% natural gas, 20% liquids)

Estimated acquisition metrics include:

Current production (November 2014)	$53,600/boe/d
Forecast 2015 production[1]	$29,800/boe/d

The acquisition provides significant enhanced value when considering Bellatrix forecast net capital spending on the acquired assets through 2015 of $16 million. Based on this modest level of assumed spending, net production from the acquired assets is expected to average approximately 4,500 boe/d in 2015, resulting in favorable transaction metrics of $29,800/boe/d on internal 2015 forecasts; punctuating the significant value of this tuck-in acquisition.

An independent reserve evaluation of the acquired assets was completed by Sproule Associates Limited ("Sproule"). The evaluation was prepared in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101") and with an effective date of October 31, 2014. Sproule estimated company interest[2] reserves attributed to the acquired assets of 10.75 mmboe of proved reserves and 14.2 mmboe of proved plus probable reserves.

Proved reserves	10.75 mmboe (approximately 81% natural gas,19% liquids)
Proved plus probable reserves	14.2 mmboe (approximately 81% natural gas, 19% liquids)

Estimated acquisition metrics:

Proved reserves	$10.98/boe
Proved plus probable reserves	$8.31/boe

Notes
  (1) 2015 forecast metrics include Bellatrix internal forecast capital spending of $16 million post-closing (balance of 2014 and 2015) required to grow production.
  (2) "Company Interest" means Bellatrix's working interest (operated or non-operated) share before deduction of royalties. Also referred to as "Gross" reserves under NI 51-101.

2015 net capital spending prudently revised given recent commodity price changes; increased 2014 exit rate and full year 2015 average production guidance

In light of recent commodity price changes, Bellatrix has prudently revised its 2015 net capital spending guidance to $400 million (from $450 million). The Company remains flexible in its 2015 plans, and can adapt opportunistically to changing market conditions.

Bellatrix is pleased to announce an increase in its 2014 exit rate production guidance range to approximately 47,000 to 49,000 boe/d (from 45,000 to 47,000 boe/d) and an increase to the full year 2015 average production guidance range to approximately 49,000 to 50,000 boe/d (from 48,000 to 49,000 boe/d).

The recently reported increase in Bellatrix's current borrowing base and credit facilities to $725 million, as announced on November 26, 2014, did not include a review or inclusion of this announced acquisition.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

All amounts in this press release are in Canadian dollars unless otherwise identified.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
1920, 800 – 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bellatrixexploration.com

Forward looking statements: Certain information set forth in this news release, including management's assessment of future plans and operations, management's estimates of current and future production, management's assessment of the number of development locations associated with its assets, and management's estimates of future operating costs and capital spending, may contain forward-looking statements, and necessarily involve risks and uncertainties, certain of which are beyond Bellatrix's control, including risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets and other economic and industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling services, incorrect assessment of value of acquisitions and failure to realize the benefits therefrom, delays resulting from or inability to obtain required regulatory approvals, the lack of availability of qualified personnel or management, stock market volatility, ability to access sufficient capital from internal and external sources, economic or industry condition changes, and loss of access to the Company's corporate headquarters for an extended period of time. Actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bellatrix will derive therefrom. To the extent such estimates constitute a financial outlook, they were approved by management on the date hereof and are included herein to provide readers with an understanding of management's expectations and assumptions about future activities and results and readers are cautioned that the information may not be appropriate for other purposes. The recovery and reserve estimates of Bellatrix's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in operating the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing lists of factors and assumptions are not exhaustive. Additional information on these and other factors that could affect Bellatrix are included in reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov) or at Bellatrix's website www.bellatrixexploration.com. The forward looking statements contained in this press release are made as of the date hereof and Bellatrix undertakes no obligations to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Conversion: The term barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of six to one, utilizing a conversion on a six to one basis may be misleading as an indication of value. All boe conversions herein are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.